Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the first quarter of Fiscal 2022, dated February 28, 2022, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2021, which are available on VersaBank’s website at www.versabank.com, SEDAR at www.sedar.com and EDGAR at https://www.sec.gov/edgar.shtml. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2021, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
Overview	3
Update on Impact of COVID-19	3
Overview of Performance	4
Selected Financial Highlights	6
Business Outlook	7
Financial Review - Earnings	10
Financial Review - Balance Sheet	14
Off-Balance Sheet Arrangements	26
Related Party Transactions	26
Capital Management and Capital Resources	27
Results of Operating Segments	29
Summary of Quarterly Results	31
Non-GAAP and Other Financial Measures	32
Significant Accounting Policies and Use of Estimates and Judgments	34
Controls and Procedures	34

Cautionary Note Regarding Forward-Looking Statements

The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of the Bank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations regulating financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Russia-Ukraine; the impact of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by the Bank or on its behalf.

Overview

VersaBank (the “Bank”) adopted an electronic branchless model in 1993, becoming the world’s first branchless financial institution. It holds a Canadian Schedule 1 chartered bank licence and obtains its deposits, and the majority of its loans and leases, electronically. In addition to its core banking operations, the Bank has also established a cybersecurity services operation through its wholly owned subsidiary, DRT Cyber Inc. VersaBank’s Common Shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VBNK.PR.A.

Update on Impact of COVID-19

COVID-19 continues to impact communities, businesses and the Canadian economy with the emergence of the Omicron variant and the reinstatement of public health restrictions over the course of the current quarter. As a digital bank with a low-risk business-to-business, partner-based model, VersaBank continues to remain relatively insulated from many of the negative influences of COVID-19 as a function primarily of our staff working remotely, enabled by our branchless, technology-driven model. However, with public health restrictions being relaxed somewhat on January 31st, 2022 and expected to abate further in the short term, management will begin to execute on its return-to-work strategy, which will see staff transition from working remotely to working in a traditional office setting over the course of the timeframe spanning February 14th, 2022, to March 14th, 2022.

Notwithstanding the above, we continue to operate at a heightened level of awareness to ensure that our origination and underwriting practices remain highly disciplined and focused, and further, have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears.

As we navigate past the business and operational challenges imposed by the continued impact of COVID-19, the Bank remains highly focused on increasing earnings by concentrating on niche markets that support modestly better pricing for its products and by leveraging its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a lower cost of funds.

The underlying drivers of the Bank’s performance trends for the current and comparative periods are set out in the following sections of this MD&A.

Overview of Performance

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Q1 2022 vs Q4 2021

►

Loans were up 5% to $2.22 billion attributable to strong growth in the Bank’s point of sale loan and lease receivable (“POS Financing”) portfolio offset partially by lower commercial real estate (“CRE”) portfolio balances;

►

Total revenue was up modestly to $18.3 million, comprised of net interest income in the amount of $16.9 million and non-interest income in the amount of $1.4 million, the latter derived primarily from the Bank’s cybersecurity services operation;

►

Net interest margin (NIM) was up 4 bps to 2.77% as a function primarily of higher yields earned on lending assets and lower cost of funds attributable primarily to the Bank re-deploying cash into higher yielding lending assets;

►	Provision for credit losses was $2,000 compared to a recovery of credit loss provisions in the amount of $279,000;
►

Net income and EPS were down 6% and 21% to $5.6 million and $0.19 per share respectively, with the magnitude of the EPS trend being affected notably by the impact of dilution attributable to the issuance of 6.3 million common shares concurrent with the Bank’s listing on the Nasdaq in September, 2021;

►

Efficiency ratio was up 2% as a function primarily of higher non-interest expense attributable to general, annual compensation adjustments and higher insurance premiums resulting from the Bank’s listing on the Nasdaq in September, 2021.

Q1 2022 vs Q1 2021

►	Loans were up 24% as a function of strong growth in the Bank’s POS Financing portfolio, offset partially by lower CRE portfolio balances;
►	Total revenue was up 18% as a function of higher net interest income and higher non-interest income, the latter being a function of the Bank’s cybersecurity services operation;
►	NIM was down 9 bps attributable to lower yields earned on lending assets offset partially by lower cost of funds;
►	Provision for credit losses was $2,000 compared to a provision for credit losses in the amount of $57,000;
►

Net income and EPS were up 5% and down 14% respectively, with the magnitude and direction of the EPS trend being affected notably by the impact of dilution attributable to the issuance of 6.3 million common shares concurrent with the Bank’s listing on the Nasdaq in September, 2021;

►

Efficiency ratio was up 11% as a function primarily of higher non-interest expense attributable to general annual compensation adjustments and higher insurance premiums resulting from the Bank’s listing on the Nasdaq in September, 2021.

Items of note

Q1 2022

►	There were no material items of note in the current quarter.

Q4 2021

►

On September 21, 2021 the Bank completed a treasury offering of 5,500,000 common shares at a price of USD $10.00 per share, the equivalent of CAD $12.80 per share, for gross proceeds of USD $55.0 million and on September 29, 2021 the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 825,000 shares (15% of the 5,500,000 common shares issued via the base offering referenced above) at a price of USD $10.00 per share, or CAD $12.68 per share, for gross proceeds of USD $8.3 million, (collectively, “the Common Share Offering”). Total net cash proceeds from the Common Share Offering was CAD $73.2 million. However, the Bank’s share capital increased by CAD $75.1 million as a function of the Common Share Offering and tax effected issue costs in the amount of $5.4 million. The Bank listed on the Nasdaq under the symbol VBNK concurrent with the Common Share Offering on September 21, 2021.

Q1 2021

►

On November 30, 2020, the Bank’s wholly owned subsidiary DRT Cyber Inc. (“DRTC”) acquired 100% of the shares of 2021945 Ontario Inc., operating as Digital Boundary Group (“DBG”), in exchange for $8.5 million in cash and a deferred payment obligation of $1.4 million, for total consideration of $9.9 million.

Selected Financial Highlights

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2022	2021	2021
Results of operations
Interest income	$24,720	$23,924	$21,515
Net interest income	16,885	16,146	14,374
Non-interest income	1,381	2,090	1,048
Total revenue	18,266	18,236	15,422
Provision (recovery) for credit losses	2	(279)	57
Non-interest expenses	10,636	10,377	8,087
Net income	5,566	5,910	5,290
Income per common share:
Basic	$0.19	$0.24	$0.22
Diluted	$0.19	$0.24	$0.22
Dividends paid on preferred shares	$247	$247	$542
Dividends paid on common shares	$687	$684	$528
Yield*	4.06%	4.04%	4.28%
Cost of funds*	1.29%	1.31%	1.42%
Net interest margin*	2.77%	2.73%	2.86%
Return on common equity*	6.58%	8.07%	8.26%
Book value per common share*	$11.78	$11.61	$10.90
Efficiency ratio*	58%	57%	52%
Return on total assets*	0.87%	0.96%	0.94%
Gross impaired loans to total loans*	0.00%	0.00%	0.00%
Provision (recovery) for credit losses as a % of average loans*	0.00%	(0.05% )	0.01%
	As at
Balance Sheet Summary
Cash	$155,239	$271,523	$212,016
Loans, net of allowance for credit losses	2,215,638	2,103,050	1,793,724
Average loans*	2,159,344	2,027,602	1,724,317
Total assets	2,415,346	2,415,086	2,044,976
Deposits	1,847,003	1,853,204	1,664,694
Subordinated notes payable	97,726	95,272	4,891
Shareholders' equity	336,951	332,106	259,508
Capital ratios**
Risk-weighted assets	$2,095,335	$2,013,544	$1,721,935
Common Equity Tier 1 capital	310,825	305,708	214,851
Total regulatory capital	426,237	418,718	251,020
Common Equity Tier 1 (CET1) capital ratio	14.83%	15.18%	12.48%
Tier 1 capital ratio	15.49%	15.86%	14.18%
Total capital ratio	20.34%	20.80%	14.58%
Leverage ratio	12.69%	12.60%	11.40%
* See definition in "Non-GAAP and Other Financial Measures" section below.
**Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

Business Outlook

The Bank is active in niche markets that support more attractive pricing for its lending products, and further, continues to develop and expand its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources. In addition, the Bank remains highly committed to, and focused on further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to the Bank’s chosen niche lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

Management is closely monitoring the current situation in Ukraine and the potential, derivative impact of same on the Bank’s business. At this time, management has not identified any material direct or indirect risk exposure to the Bank as a function of the conflict, however we will continue to examine the available information and further evaluate the situation as it evolves.

While the Bank does not provide guidance on specific performance metrics, we provide commentary below related to aspects of our business and certain expected trends related to same that, in management’s view could potentially impact future performance.

Lending Assets

►

The Bank anticipates that fiscal 2022 will bring continued growth in the commercial mortgage space, particularly with respect to financing for residential housing properties. Management expects that the demand for residential housing will be a function primarily of continued development in communities on the periphery of the major city centres as a result of consumers continuing to seek more affordable housing outside of the city centres and the federal government’s efforts to revitalize immigration programs. Management is of the view that the multi-unit residential rental sector, within the Bank’s target markets remains one of the most stable and low-risk sectors in the real estate market. Further, as COVID-19 restrictions continue to abate, management anticipates higher origination volumes related to commercial asset classes such as student housing and commercial and retail property types as the risk profile associated with this asset class realigns with the Bank’s risk appetite. Finally, management continues to pursue opportunities to develop more meaningful balance sheet exposure to the B-20 compliant conventional, uninsured mortgage financing space; and,

►

Consumer spending is expected to remain strong into at least the second half of fiscal 2022 as COVID-19 restrictions continue to abate, and in many cases are removed altogether and as consumers exhaust excess savings built up over the course of the pandemic. Management anticipates that consumers will continue to deploy their savings into a range of durable goods, including assets related to home improvements as well as home purchases for which the Bank’s POS loan and lease origination partners provide financing. This, along with the anticipated addition of new origination partners and the Bank’s planned entrance into the US market represent key drivers of POS Financing balance sheet growth over the course of fiscal 2022.

Credit Quality

►

The Bank lends to niche markets that support more attractive pricing for its lending products but typically exhibit a lower than average risk profile generally as a function of the lower inherent risk associated with the underlying collateral assets and/or the structure of the Bank’s offered financing arrangements;

►

We have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, however, we continue to monitor our lending portfolio and the underlying borrowers as well as our origination partners closely to ensure that management has good visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in our lending portfolio;

►

Forward-looking macroeconomic and industry data remains broadly dynamic and as a result, management anticipates that estimated expected credit loss (“ECL”) amounts may continue to exhibit modest volatility over the course of fiscal 2022, most specifically as a function of the scope and timing of the removal or relaxation of public health restrictions which were imposed as a function of the emergence and rapid spread of the Omicron variant, the timing, velocity and impact of monetary policy tightening, the potential implementation of new federal government stimulus programs, and the magnitude and directionality of inflation trends. Notwithstanding the above, management also expects that the lower risk profile of the Bank’s lending portfolio, which is a function of the Bank’s prudent underwriting practices, and its focus on niche financing markets within which it has a wealth of experience will contribute to mitigating potential volatility in its forward ECL amounts; and,

►

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third party service provider, for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These credit risk modeling systems are used in conjunction with the Bank’s internally developed ECL models. We continue to see dynamic, modestly improving trends in the macroeconomic data used as forward-looking information in our credit risk models and depending on the growth trajectory and composition of our lending portfolio, these improving trends could result in the Bank recognizing lower provisions for credit losses, or potentially even recognizing further recoveries in the coming quarters. However, if the performance of the Canadian economy is not aligned with the current forecast macroeconomic trends, and further, begins to deteriorate, our borrowers could be exposed to credit risk that could result in loan deferrals and/or loan defaults and have an unfavourable impact on our estimated ECL.

Funding and Liquidity

►

Management anticipates that commercial deposit volumes raised via the Bank’s Trustee Integrated Banking (“TIB”) program will continue to grow over the course of fiscal 2022 as a function of an increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the same timeframe. This perspective is attributable primarily to the anticipated effect of changes to federal government support programs as the impact of COVID-19 moderates, and higher interest rates as a result of the Bank of Canada tightening monetary policy over the course of the year. Further, the Bank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. Management expects the combination of the operational trends set out above will allow the Bank to continue to effectively mitigate its cost of funds, even in a rising interest rate environment; and,

►

Management anticipates that liquidity levels will remain reasonably consistent over the course of fiscal 2022 as the Bank continues to fund anticipated, additional balance sheet growth across each of its lines of business.

Earnings and Capital

►

Earnings growth in fiscal 2022 will be realized as a function primarily of anticipated organic balance sheet growth and incremental earnings contributions from the Bank’s cybersecurity services operation;

►

Net interest income growth is expected to be a function primarily of the expansion of each of our core business lines across key lending asset categories, disciplined liquidity management and the expectation that the Bank will be able to continue to maintain, and potentially further moderate its cost of funds over the course of the year;

►

Non-interest income growth will be a function primarily of the Bank’s cybersecurity services business DRT Cyber Inc. deploying its suite of cybersecurity solutions into the market which includes financial institutions, multi-national corporations and government entities;

►

The Bank’s capital ratios are currently well in excess of regulatory minimums. Management is of the view that the Bank’s current capital levels are sufficient to accommodate anticipated, medium term balance sheet growth, however; management will continue to closely monitor the capital markets to identify opportunities for the Bank to raise additional regulatory capital on attractive terms in order to position the Bank to support a potentially more robust growth profile; and,

►

Management does not anticipate increasing the Bank’s dividend rate over the course of fiscal 2022 in order to ensure that it continues to have adequate regulatory capital available to support the balance sheet growth currently contemplated over the same period and remain in compliance with its established regulatory capital ratio targets and thresholds.

There is potential that the Bank may not realize or achieve the anticipated performance trends set out above as a function of a number of factors and variables including, but not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in the interest rate policies of the Bank of Canada; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of the Bank to grow its business and execute its strategy in the US market;  the impact of changes in the laws and regulations regulating financial services; the impact of wars or conflicts including the crisis in Russia-Ukraine; and the impact of COVID-19 on the Canadian economy. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 2 of this MD&A.

Financial Review - Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income was up modestly to $18.3 million compared to last quarter and was up 18% compared to the same period a year ago.

Net Interest Income

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2022	2021	Change	2021	Change

Interest income
Commercial real estate mortgages	$9,753	$9,935	(2%)	$9,110	7%
Commercial real estate loans	192	328	(41%)	342	(44%)
Point of sale loans and leases	14,455	13,208	9%	11,501	26%
Public sector and other financing	114	119	(4%)	133	(14%)
Other	206	334	(38%)	429	(52%)
Interest income	$24,720	$23,924	3%	$21,515	15%

Interest expense
Deposit and other	$6,469	$6,479	0%	$7,014	(8%)
Subordinated notes	1,366	1,299	5%	127	976%
Interest expense	$7,835	$7,778	1%	$7,141	10%

Net interest income	$16,885	$16,146	5%	$14,374	17%

Non-interest income	$1,381	$2,090	(34%)	$1,048	32%

Total revenue	$18,266	$18,236	0%	$15,422	18%

Q1 2022 vs Q4 2021

Net interest income was up 5% to $16.9 million as a function primarily of:

►	Higher interest income earned on lending assets attributable to growth in the Bank’s POS Financing portfolio; and,
►	Redeployment of cash into higher yielding lending assets.

Offset partially by:

►	Lower interest income earned on the Bank’s CRE Mortgage and Loan portfolios attributable to lower asset balances; and,
►	Higher interest expense attributable to the Bank’s USD subordinated notes payable (the “Notes”) resulting from changes in the USD/CAD foreign exchange spot rate over the course of the period.

Q1 2022 vs Q1 2021

Net interest income was up 17% as a function primarily of:

►	Higher interest income earned on the Bank’s POS Financing and CRE Mortgage portfolios attributable primarily to lending asset growth; and,
►	Redeployment of cash into higher yielding lending assets.

Offset partially by:

►	Higher interest expense attributable to the Notes.

Net Interest Margin

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2022	2021	Change	2021	Change

Interest income	$24,720	$23,924	3%	$21,515	15%
Interest expense	7,835	7,778	1%	7,141	10%
Net interest income	16,885	16,146	5%	14,374	17%

Average assets	$2,415,216	$2,350,429	3%	$1,994,431	21%
Yield	4.06%	4.04%	0%	4.28%	(5%)
Cost of funds	1.29%	1.31%	(2%)	1.42%	(9%)
Net interest margin	2.77%	2.73%	1%	2.86%	(3%)

Q1 2022 vs Q4 2021

Net interest margin was up 4 bps as a function primarily of:

►	Redeployment of cash into higher yielding lending assets.

Q1 2022 vs Q1 2021

Net interest margin was down 9 bps as a function primarily of:

►	Changes in the Bank’s lending portfolio mix; and,
►	Higher interest expense attributable to the Notes.

Offset partially by:

►	Lower cost of funds attributable primarily to growth in operating accounts that the Bank makes available to Canadian insolvency professionals.

Non-Interest Income

Non-interest income reflects the consolidation of the gross profit generated through the Bank’s cybersecurity services business and income derived from miscellaneous transaction fees not directly attributable to lending assets.

Non-interest income for the quarter was $1.4 million compared to $2.1 million last quarter and $1.0 million for the same period a year ago. The quarter over quarter trend was a function primarily of strong performance in the comparative quarter attributable to engagements that were deferred in early 2021, due to COVID-19, being realized last quarter and normal course seasonality. The year over year trend was a function primarily of higher service work volume in the current quarter attributable partially to the comparative period including only two months of operations due to the timing of the Bank’s acquisition of DBG on November 30, 2020.

Provision for Credit Losses

(thousands of Canadian dollars)
	January 31	October 31	January 31
For the three months ended:	2022	2021	2021

Provision for (recovery of) credit losses by lending asset:
Commercial real estate mortgages	$(69)	$(287)	$147
Commercial real estate loans	(9)	(7)	(65)
Point of sale loans and leases	95	16	(8)
Public sector and other financing	(15)	(1)	(17)
Total provision for (recovery of) credit losses	$2	$(279)	$57

Q1 2022 vs Q4 2021

The Bank recorded a provision for credit losses in the amount of $2,000 compared to a recovery of credit loss provisions in the amount of $279,000 as a function primarily of:

►	Higher lending asset balances.

Offset partially by:

►	Changes in the Bank’s lending asset portfolio mix; and,
►	Changes in the forward-looking information used by the Bank in its credit risk models in the current quarter.

Q1 2022 vs Q1 2021

The Bank recorded a provision for credit losses in the amount of $2,000 compared to a provision for credit losses in the amount of $57,000 as a function primarily of:

►	Changes in the Bank’s lending asset portfolio mix; and,

►	Changes in the forward-looking information used by the Bank in its credit risk models in the current quarter.

Offset partially by:

►	Higher lending asset balances.

Non-Interest Expenses

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2022	2021	Change	2021	Change

Salaries and benefits	$6,083	$5,407	13%	$5,030	21%
General and administrative	3,624	3,974	(9%)	2,339	55%
Premises and equipment	929	996	(7%)	718	29%
Total non-interest expenses	$10,636	$10,377	2%	$8,087	32%

Efficiency Ratio	58.23%	56.90%	2%	52.44%	11%

Q1 2022 vs Q4 2021

Non-interest expenses were up 2% to $10.6 million as a function primarily of:

►	Higher salary and benefits expense attributable to general, annual compensation adjustments and increased staffing levels to support expanded business activity across the Bank; and,
►	Higher insurance premiums attributable to the Bank’s listing on the Nasdaq.

Offset partially by:

►	Timing of general operating expense items.

Q1 2022 vs Q1 2021

Non-interest expenses were up 32% as a function primarily of:

►	Higher salary and benefits expense attributable to general annual compensation adjustments and increased staff levels to support expanded business activity across the Bank;
►	Higher insurance premiums attributable to the Bank’s listing on the Nasdaq;
►	Investments in the Bank’s business development initiatives; and,
►

Current quarter including three months of operating expenses of DBG compared to two months of operating expenses included in the comparative period due to the timing of the Bank’s acquisition of DBG on November 30, 2020.

Income Tax Provision

The Bank’s tax rate is approximately 27%, similar to that of previous periods. The tax rate is impacted by certain items not being taxable or deductible for income tax purposes. Provision for income taxes for the current quarter was $2.1 million compared to $2.2 million last quarter and $2.0 million for the same period a year ago.

Financial Review - Balance Sheet

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

Total assets	$2,415,346	$2,415,086	0%	$2,044,976	18%
Cash	155,239	271,523	(43%)	212,016	(27%)
Loans, net of allowance for credit losses	2,215,638	2,103,050	5%	1,793,724	24%
Deposits	1,847,003	1,853,204	0%	1,664,694	11%

Total Assets

Total assets at January 31, 2022, were $2.42 billion compared to $2.42 billion last quarter and $2.04 billion a year ago. The year over year trend was a function primarily of growth in the Bank’s POS Financing portfolio offset partially by lower cash balances.

Cash

Cash, which is held primarily for liquidity purposes, was $155.2 million or 6% of total assets at January 31, 2022, compared to $271.5 million or 11% of total assets last quarter and $212.0 million or 10% of total assets a year ago. The quarter over quarter and year over year trends were a function primarily of the Bank deploying cash into higher yielding lending assets over the respective periods.

Loans

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

Commercial real estate mortgages	$722,829	$757,576	(5%)	$712,256	1%
Commercial real estate loans	14,600	26,569	(45%)	31,663	(54%)
Point of sale loans and leases	1,439,781	1,279,576	13%	1,008,029	43%
Public sector and other financing	31,247	32,587	(4%)	36,612	(15%)
	$2,208,457	$2,096,308	5%	$1,788,560	23%

The Bank organizes its lending portfolio into the following four broad asset categories: Commercial Real Estate Mortgages, Commercial Real Estate Loans, Point of Sale Loans & Leases, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Point of Sale Loans and Leases (“POS Financing”) asset category is comprised of Point of Sale Loan and Lease Receivables acquired from the Bank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages. The Bank has de-emphasized Corporate lending and continues to monitor the public sector space in anticipation of more robust demand for Federal, Provincial and Municipal infrastructure and other project financings.

Q1 2022 vs Q4 2021

Loans were up 5% to $2.22 billion as a function primarily of:

►	Higher POS Financing portfolio balances attributable primarily to continued strong demand for home finance, auto and home improvement/HVAC receivable financing.

Offset partially by:

►	Lower CRE Mortgage and Loan portfolio balances.

Q1 2022 vs Q1 2021

Loans were up 24% as a function primarily of:

►

Higher POS Financing portfolio balances attributable primarily to continued strong demand for home finance, auto and home improvement/HVAC receivable financing and higher CRE Mortgage portfolio balances.

Offset partially by:

►	Lower CRE Loan portfolio balances.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one to four unit dwellings) and includes home equity lines of credit (HELOCs). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at January 31, 2022, was $2.4 million compared to $2.7 million last quarter and $4.1 million a year ago. The Bank did not have any HELOC’s outstanding at January 31, 2022, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

As discussed previously, we currently have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, but we continue to monitor our lending portfolio, as well as the underlying borrowers and our origination partners closely to ensure that we have good visibility on any credit trends that could provide an early warning indication of the emergence of any elevated risk in our lending portfolio.

Allowance for Credit Losses

The Bank must maintain an allowance for expected credit losses or ECL allowance that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9 the Bank’s ECL allowance is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

ECL allowance by lending asset:
Commercial real estate mortgages	$1,045	$1,114	(6%)	$1,513	(31%)
Commercial real estate loans	36	45	(20%)	72	(50%)
Point of sale loans and leases	370	275	35%	207	79%
Public sector and other financing	4	19	(79%)	40	(90%)
Total ECL allowance	$1,455	$1,453	0%	$1,832	(21%)

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

ECL allowance by stage:
ECL allowance stage 1	$1,359	$1,316	3%	$1,665	(18%)
ECL allowance stage 2	96	137	(30%)	167	(43%)
ECL allowance stage 3	-	-		-
Total ECL allowance	$1,455	$1,453	0%	$1,832	(21%)

Q1 2022 vs Q4 2021

The Bank’s ECL allowance at January 31, 2022 was $1.5 million compared to $1.5 million last quarter as a function primarily of:

►	Higher lending asset balances.

Offset by:

►	Changes in the Bank’s lending asset portfolio mix; and,
►	Changes in the forward-looking information used by the Bank in its credit risk models.

Q1 2022 vs Q1 2021

The Bank’s ECL allowance at January 31, 2022 was $1.5 million compared to $1.8 million a year ago as a function primarily of:

►	Changes in the Bank’s lending asset portfolio mix; and,
►	Changes in the forward-looking information used by the Bank in its credit risk models.

Offset partially by:

►	Higher lending asset balances.

The Bank’s gross impaired loans at January 31, 2022 were $nil compared to $nil last quarter and $nil a year ago.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, and more specifically changes attributable to the continued impact of COVID-19 on the Canadian economy and the Bank’s business.

Forward-Looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default, (“PD”) and loss given default, (“LGD”) term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgment, where appropriate, to reflect, amongst other items, uncertainty in the Canadian macroeconomic environment attributable to the continued impact of COVID-19.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the macroeconomic forecast trends this quarter include: the rate of decline of new case counts of the Omicron variant and the relaxation of public health restrictions as a function of same, the timing and magnitude of the Bank of Canada’s (“BoC”) first overnight rate increase as well as the number and magnitude of additional, anticipated increases over the course of 2022 and beyond, the resiliency of consumer spending in a rising rate environment, the mitigation of the current high rate of inflation as a function of the resolution of existing supply-chain bottlenecks, the trajectory of oil and gasoline prices, tighter monetary policy and a shrinking BoC balance sheet, the continued rate of job growth, the impact of more specific eligibility requirements associated with the federal government’s remaining stimulus programs, and the level and duration of historically high housing prices.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2022 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected Credit Loss Sensitivity below).

A summary of the key forecast macroeconomic indicator data trends utilized by the Bank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of the Bank’s reported ECL, as well as in the assessment of same are presented in the charts below.

CAD GDP Growth Rate (Annualized)
Actual
Baseline
Upside
Downside
Severe Downside
20%
10%
0%
-10%
-20%
-30%
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

CAD Unemployment Rate
Actual
Baseline
Upside
Downside
Severe Downside
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

10 year GCAN Bond Yield
Actual
Baseline
Upside
Downside
Severe Downside
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

CAD Consumer Price Index
Actual
Baseline
Upside
Downside
Severe Downside
170
165
160
155
150
145
140
135
130
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1 2023Q2 2023Q3 2023Q4 2024Q1 2024Q2 2024Q3 2024Q4 2025Q1 2025Q2 2025Q3 2025Q4 2026Q1 2026Q2 2026Q3 2026Q4

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at January 31, 2022:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$1,455	$898	$1,193	$1,675
Variance from reported ECL		(557)	(262)	220
Variance from reported ECL (%)		(38%)	(18%)	15%

Management is of the view that forward-looking macroeconomic and industry data will remain somewhat dynamic, specifically related to the economy’s anticipated recovery from the impact of the re-imposed public health restrictions attributable to the emergence and spread of the Omicron variant as well as the interpretation of the economy’s forward response to tighter monetary policy and prolonged, historically high rates of inflation. As a result, management anticipates that the Bank’s estimated ECL amounts will continue to exhibit some volatility over the course of fiscal 2022.

Considering the analysis set out above and based on management’s review of the loan and credit data comprising the Bank’s lending portfolio, combined with our interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential, future losses.

Deposits

The Bank has established three core funding channels, those being personal deposits, commercial deposits, and cash reserves retained from the Bank’s POS Financing origination partners that are classified as other liabilities, which are discussed in the Other Assets and Liabilities section below.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

Commercial deposits	$596,211	$606,143	(2%)	$523,471	14%
Personal deposits	1,250,792	1,247,061	0%	1,141,223	10%
Total deposits	$1,847,003	$1,853,204	0%	$1,664,694	11%

Personal deposits, consisting principally of guaranteed investment certificates, are sourced primarily through a well-established and well-diversified deposit broker network that the Bank continues to grow and expand across Canada.

Commercial deposits are sourced primarily via specialized operating accounts made available to insolvency professionals (“Trustees”) in the Canadian insolvency industry. The Bank developed customized banking software for use by Trustees that integrates banking services with the market-leading software platform used in the administration of consumer bankruptcy and proposal restructuring proceedings.

Q1 2022 vs Q4 2021

Deposits were unchanged at $1.8 billion as a function primarily of:

►	Modestly higher personal deposits attributable to the Bank increasing activity in its broker market network to fund balance sheet growth.

Offset by:

►	Lower commercial deposits attributable to withdrawals made by Trustees to fund normal course disbursements associated with consumer bankruptcy and proposal restructuring proceedings.

Q1 2022 vs Q1 2021

Deposits were up 11% as a function primarily of:

►	Higher personal deposits attributable to the Bank increasing activity in its broker market network to fund balance sheet growth; and,
►	Higher commercial deposits attributable to continued growth in the Bank’s TIB program.

Subordinated Notes Payable

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2022	2021	2021

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, effective interest rate of 10.41%, maturing March 2029.	$4,901	$4,898	$4,891

Ten year term, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing May 2031.	92,825	90,374	-

	$97,726	$95,272	$4,891

Subordinated notes payable, net of issue costs, were $97.7 million at January 31, 2022, compared to $95.3 million last quarter and $4.9 million a year ago. The quarter over quarter trend was a function primarily of changes in the USD/CAD foreign exchange spot rate. The year over year trends was a function of the April 30, 2021 private placement of the Notes in the principal amount of USD $75.0 million.

Other Assets and Liabilities

Other Assets

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

Accounts receivable	$2,938	$2,643	11%	$2,604	13%
Prepaid expenses and other	16,881	12,699	33%	9,726	74%
Property and equipment	6,905	7,075	(2%)	7,643	(10%)
Right-of-use assets	4,643	4,817	(4%)	5,337	(13%)
Deferred income tax asset	2,868	2,931	(2%)	4,286	(33%)
Investment	953	953	0%	-
Goodwill	5,754	5,754	0%	5,754	0%
Intangible assets	3,527	3,641	(3%)	3,886	(9%)

Total other assets	$44,469	$40,513	10%	$39,236	13%

Q1 2022 vs Q4 2021

Other assets were up 10% to $44.5 million as a function primarily of:

►	Higher prepaid expenses and other attributable primarily to the capitalization of compensation costs and various development costs; and,
►	Higher accounts receivable attributable primarily to the normal course timing of general corporate receivables.

Offset partially by:

►	Lower capitalized assets due to amortization; and,
►	Draw downs on the deferred income tax asset derived from taxable income generated by the Bank.

Q1 2022 vs Q1 2021

Other assets were up 13% as a function primarily of:

►

Higher prepaid expenses and other attributable primarily the prepayment of higher insurance premiums resulting from the Bank’s listing on the Nasdaq as well as capitalization of compensation costs and various development costs;

►	Higher accounts receivable attributable primarily to the normal course timing of general corporate receivables; and,
►

The Bank’s 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000 in February 2021. This was a strategic investment made by the Bank to bring together the necessary financial and technology expertise that will facilitate the development and future issuance of a new, highly encrypted digital deposit receipt which the Bank will brand as VCAD.

Offset partially by:

►	Lower capitalized assets due to amortization; and,
►	Draw downs on the deferred income tax asset derived from taxable income generated by the Bank.

Other Liabilities

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

Accounts payable and other	$6,155	$6,893	(11%)	$5,359	15%
Current income tax liability	1,975	2,949	(33%)	1,052	88%
Deferred income tax liability	855	898	(5%)	898	(5%)
Lease obligations	4,944	5,113	(3%)	5,598	(12%)
Cash collateral and amounts held in escrow	5,252	7,887	(33%)	3,379	55%
Cash reserves on loan and lease receivables	114,485	110,764	3%	99,597	15%

Total other liabilities	$133,666	$134,504	(1%)	$115,883	15%

Q1 2022 vs Q4 2021

Other liabilities were down 1% to $133.7 million as a function primarily of:

►	Lower cash collateral and amounts held in escrow; and,
►	General decrease in accounts payable and income tax payable amounts attributable to the timing of cash payments.

Offset partially by:

►	Higher cash reserve balances attributable to higher POS Financing portfolio balances.

Q1 2022 vs Q1 2021

Other liabilities were up 15% attributable primarily to:

►	Higher cash reserves balances attributable to higher POS Financing portfolio balances;
►	The Bank recognizing higher income taxes payable after utilizing the significant income tax loss carryforwards in the prior fiscal year;
►	Higher cash collateral and amounts held in escrow; and,
►	General increase in accounts payable amount attributable to increased earning activity.

Shareholders’ Equity

Shareholders’ equity was $337.0 million at January 31, 2022 compared to $332.1 million last quarter and $259.5 million a year ago.

Q1 2022 vs Q4 2021

Shareholders’ equity was up 1% attributable primarily to:

►	Higher retained earnings attributable to net income earned.

Offset partially by:

►	Payment of dividends.

Q1 2022 vs Q1 2021

Shareholders’ equity was up 30% attributable primarily to:

►	The Common Share Offering; and,
►	Higher retained earnings attributable to net income earned.

Offset partially by:

►	The Bank’s redemption of its outstanding Non-Cumulative Series 3 preferred shares (NVCC) in April 2021; and,
►	Payment of dividends.

The Bank’s book value per common share at January 31, 2022 was $11.78 compared to $11.61 last quarter and $10.90 a year ago. The quarter over quarter and year over year trends were a function primarily of higher retained earnings attributable to net income earned in each of the periods offset partially by the payment of dividends over the respective periods.

See note 8 to the unaudited interim consolidated financial statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in share capital. The Bank recognized compensation expense for the quarter totalling $196,000 compared to $nil last quarter and $nil for the same period a year ago, relating to the estimated fair value of stock options granted. The fair value of the 913,730 stock options granted during the period ended January 31, 2022, was estimated at the grant date using the Black-Scholes valuation model and the following input assumptions: risk-free rate of 1.26%, expected option life of 3.5 years, expected volatility of 29.5%, expected annual dividends of 0.64% and a forfeiture rate of 2.0%. The fair value of each stock option granted was estimated at $3.10 per share.

As at January 31, 2022, 40,000 common share stock options were fully vested and exercisable at $7.00 per share and expire in October 2023. See note 8 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at February 28, 2022, there were no changes since January 31, 2022 in the number of common shares, Series 1 preferred shares, and common share options outstanding.

Off-Balance Sheet Arrangements

As at January 31, 2022, the Bank did not have any significant off-balance sheet arrangements other than loan commitments and letters of credit resulting from normal course business activities. See note 11 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

The Bank’s Board of Directors and senior executive officers represent key management personnel. See note 12 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

Capital Management and Capital Resources

The table below presents the Bank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2022	2021	Change	2021	Change

Common Equity Tier 1 capital	$310,825	$305,708	2%	$214,851	45%

Total Tier 1 capital	$324,472	$319,355	2%	$244,188	33%

Total Tier 2 capital	$101,765	$99,363	2%	$6,832	1390%

Total regulatory capital	$426,237	$418,718	2%	$251,020	70%

Total risk-weighted assets	$2,095,335	$2,013,544	4%	$1,721,935	22%
Capital ratios
CET1 capital ratio	14.83%	15.18%	(2%)	12.48%	19%
Tier 1 capital ratio	15.49%	15.86%	(2%)	14.18%	9%
Total capital ratio	20.34%	20.80%	(2%)	14.58%	40%
Leverage ratio	12.69%	12.60%	1%	11.40%	11%

The Bank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require the Bank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The quarter over quarter trends exhibited by the Bank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of retained earnings growth and changes to the Bank’s risk-weighted asset balances and composition.

The year over year trends exhibited by the Bank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of: the redemption of the Bank’s outstanding Non-cumulative Series 3 Preferred Shares on April 30, 2021, the private placement of the Notes on April 30, 2021, The Common Share Offering in September 2021, retained earnings growth, tax provision recoveries related to the Bank’s deferred tax asset, and changes to the Bank’s risk-weighted asset balances and composition.

For more information regarding capital management, please see note 13 to the Bank’s January 31, 2022, interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of the Bank’s MD&A for the year ended October 31, 2021.

Liquidity

The unaudited Consolidated Statement of Cash Flows for the three months ended January 31, 2022, shows cash used in operations in the amount of $112.9 million compared to cash used by operations in the amount of $26.5 million for the same period last year. The current period trend was a function primarily of the Bank using existing liquidity to fund loans. The comparative period trend was a function primarily of cash outflows to fund loans exceeding cash inflows from deposits raised and the use of existing liquidity to fund loans. Based on factors such as liquidity requirements and opportunities for investment in loans and securities, the Bank may manage the amount of deposits it raises and loans it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. The Bank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposits.

Interest Rate Sensitivity

The table below presents the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s shareholders’ equity over a 60 month period if no remedial actions are taken. At January 31, 2022, the duration difference between assets and liabilities was 2.0 months compared to 2.3 months at October 31, 2021, which indicates that the Bank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	January 31, 2022		October 31, 2021
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$3,951	$(3,951)	$4,147	$(3,220)
Impact on reported equity during a 60 month period	$717	$(1,196)	$1,603	$(1,586)

Duration difference between assets and liabilities (months)	2.0		2.3

Contractual Obligations

Contractual obligations as disclosed in the Bank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2021, have not changed significantly as at January 31, 2022.

Results of Operating Segments

(thousands of Canadian dollars)

for the three months ended	January 31, 2022
	Banking	Cybersecurity	Eliminations	Consolidated
			and Adjustments
Net interest income	$16,885	$-	$-	$16,885
Non-interest income	-	1,422	(41)	1,381
Total revenue	16,885	1,422	(41)	18,266

Provision for (recovery of) credit losses	2	-	-	2
	16,883	1,422	(41)	18,264

Non-interest expenses:
Salaries and benefits	5,440	643	-	6,083
General and administrative	3,482	183	(41)	3,624
Premises and equipment	582	347	-	929
	9,504	1,173	(41)	10,636

Income before income taxes	7,379	249	-	7,628

Income tax provision	1,961	101	-	2,062

Net income	$5,418	$148	$-	$5,566

Total assets	$2,412,167	$23,767	$(20,588)	$2,415,346

Total liabilities	$2,072,691	$25,147	$(19,443)	$2,078,395

for the three months ended	October 31, 2021
	Banking	Cybersecurity	Eliminations	Consolidated
			and Adjustments
Net interest income	$16,146	$-	$-	$16,146
Non-interest income	(46)	2,177	(41)	2,090
Total revenue	16,100	2,177	(41)	18,236

Provision for (recovery of) credit losses	(279)	-	-	(279)
	16,379	2,177	(41)	18,515

Non-interest expenses:
Salaries and benefits	4,720	687	-	5,407
General and administrative	3,704	311	(41)	3,974
Premises and equipment	628	368	-	996
	9,052	1,366	(41)	10,377

Income before income taxes	7,327	811	-	8,138

Income tax provision	1,907	321	-	2,228

Net income	$5,420	$490	$-	$5,910

Total assets	$2,411,790	$22,309	$(19,012)	$2,415,086

Total liabilities	$2,077,643	$23,205	$(17,868)	$2,082,980

for the three months ended	January 31, 2021
	Banking	Cybersecurity	Eliminations	Consolidated
			and Adjustments
Net interest income	$14,374	$-	$-	$14,374
Non-interest income	(17)	1,093	(28)	1,048
Total revenue	14,357	1,093	(28)	15,422

Provision for (recovery of) credit losses	57	-	-	57
	14,300	1,093	(28)	15,365

Non-interest expenses:
Salaries and benefits	4,698	332	-	5,030
General and administrative	2,062	305	(28)	2,339
Premises and equipment	570	148	-	718
	7,330	785	(28)	8,087

Income before income taxes	6,970	308	-	7,278

Income tax provision	1,853	135	-	1,988

Net income	$5,117	$173	$-	$5,290

Total assets	$2,041,784	$20,612	$(17,420)	$2,044,976

Total liabilities	$1,781,121	$20,622	$(16,275)	$1,785,468

Banking

Q1 2022 vs Q4 2021

Banking net income was down marginally as a function primarily of higher non-interest expense attributable to general annual compensation adjustments and higher insurance premiums resulting from the Bank’s listing on the Nasdaq as well as higher provision for credit losses, the latter being relative to a recovery of credit loss provisions in the amount of $279,000 in the comparative quarter, offset partially by higher net interest income attributable primarily to loan growth.

Q1 2022 vs Q1 2021

Net income was up 6% as a function primarily of higher net interest income attributable substantially to loan growth, offset partially by higher non-interest expense attributable to general annual compensation adjustments and higher insurance premiums resulting from the Bank’s listing on the Nasdaq.

Cybersecurity Services

Q1 2022 vs Q4 2021

Cybersecurity Services net income was down 70% to $148,000 as a function primarily of strong performance in the comparative quarter attributable to engagements that were deferred in early 2021, due to COVID-19, being realized in the comparative quarter and lower seasonal activity in the current quarter. Cybersecurity services revenue and gross profit were down 24% and 35% to $2.4 million and $1.4 million respectively as a function of the items set out above. Cybersecurity Services gross profit amounts are included in non-interest income in the Bank’s consolidated statements of income and comprehensive income.

Q1 2022 vs Q1 2021

Cybersecurity Services net income was down 14% as a function primarily of higher non-interest expense partially offset by higher service work volume in the current quarter attributable partially to the comparative period including only two months of operations due to the timing of the Bank’s acquisition of DBG on November 30, 2020. Cybersecurity Services revenue and gross profit were up 36% and 30% respectively as a function of the items set out above. Cybersecurity Services gross profit amounts are included in non-interest income in the Bank’s consolidated statements of income and comprehensive income.

Summary of Quarterly Results

(thousands of Canadian dollars
except per share amounts)	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Results of operations:
Interest income	$24,720	$23,924	$22,400	$21,649	$21,515	$21,068	$20,172	$22,688
Yield on assets (%)	4.06%	4.04%	4.02%	4.24%	4.28%	4.33%	4.12%	4.83%
Interest expense	7,835	7,778	7,858	6,554	7,141	7,360	7,788	8,212
Cost of funds (%)	1.29%	1.31%	1.41%	1.28%	1.42%	1.51%	1.59%	1.75%
Net interest income	16,885	16,146	14,542	15,095	14,374	13,708	12,384	14,476
Net interest margin (%)	2.77%	2.73%	2.61%	2.96%	2.86%	2.82%	2.53%	3.08%
Non-interest income	1,381	2,090	1,187	875	1,048	18	8	9
Total revenue	18,266	18,236	15,729	15,970	15,422	13,726	12,392	14,485
Provision for (recovery of) credit losses	2	(279)	96	(312)	57	(582)	(44)	490
Non-interest expenses	10,636	10,377	8,200	8,342	8,087	7,763	6,410	6,899
Efficiency ratio	58%	57%	52%	52%	52%	57%	52%	48%
Income before income taxes	7,628	8,138	7,433	7,940	7,278	6,545	6,026	7,096
Tax provision	2,062	2,228	1,997	2,196	1,988	1,799	1,657	1,947
Net income	$5,566	$5,910	$5,436	$5,744	$5,290	$4,746	$4,369	$5,149
Income per share
Basic	$0.19	$0.24	$0.25	$0.25	$0.22	$0.20	$0.18	$0.22
Diluted	$0.19	$0.24	$0.25	$0.25	$0.22	$0.20	$0.18	$0.22
Return on common equity	6.58%	8.07%	8.72%	9.20%	8.26%	7.46%	6.90%	8.64%
Return on total assets	0.87%	0.96%	0.93%	1.02%	0.94%	0.86%	0.78%	0.98%
Gross impaired loans to total loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.43%	0.41%

The financial results for each of the last eight quarters are summarized above. Key drivers of the Bank’s quarter over quarter performance trends for the current reporting period were:

►	Lending asset growth attributable to strong growth in the POS Financing portfolio;
►	Higher NIM as a function of higher yields and lower cost of funds attributable primarily to the Bank re-deploying cash into higher yielding lending assets;
►

Lower non-interest income as a function of strong Cybersecurity Services business performance achieved in the comparative quarter attributable to engagements that were deferred in early 2021, due to COVID-19, being realized last quarter and normal course seasonality;

►	Higher provisions for credit losses attributable primarily to lending asset growth; and,
►

Higher non-interest expense as a function of higher salary and benefits expense attributable to increased staffing levels to support expanded business activity across the Bank and higher insurance premiums attributable to the Bank’s listing on the Nasdaq.

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under financial reporting framework used to prepare the financial statements of the Banks to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2022	2021	2021
Return on average common equity
Net income	$5,566	$5,910	$5,290
Preferred share dividends	(247)	(247)	(542)
Adjusted net income	5,319	5,663	4,748
Annualized adjusted net income	21,103	22,467	18,837
Average common equity	$320,882	$278,423	$228,060
Return on average common equity	6.58%	8.07%	8.26%

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2022	2021	2021
Book value per common share
Common equity	$323,304	$318,459	$230,170
Shares outstanding	27,441,082	27,441,082	21,123,559
Book value per common share	$11.78	$11.61	$10.90

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2022	2021	2021
Return on average total assets
Net income	$5,566	$5,910	$5,290
Preferred share dividends	(247)	(247)	(542)
Adjusted net income	5,319	5,663	4,748
Annualized adjusted net income	21,103	22,467	18,837
Average Assets	$2,415,216	$2,350,429	$1,994,431
Return on average total assets	0.87%	0.96%	0.94%

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Income and Net Interest Margin or Spread is calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Gross Impaired Loans to Total Loans captures gross impaired loan balances as a percentage of the Bank’s loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Loans captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of the Bank’s average loans, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Significant Accounting Policies and Use of Estimates and Judgements

Significant accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of the Bank’s 2021 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2021, except as noted below.

During the current quarter the Bank updated or incorporated the following significant accounting policies:

Segment reporting

Commencing in fiscal 2022, the Bank has opted to adopt presenting segmented information in its Consolidated Financial Statements in accordance with IFRS 8 Segment Reporting. The Bank’s management has established two reportable operating segments, those being Banking and Cybersecurity Services.

Controls and Procedures

During the quarter ended January 31, 2022, there were no changes in the Bank’s internal controls over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal controls over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

LodeRock Advisors: Lawrence Chamberlain (416) 519-4196,

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

CORPORATE INFORMATION

DIRECTORS

The Honourable Thomas A. Hockin, P.C., B.A, M.P.A., Ph.D., ICD.D

Chairman of the Board

Retired, former Executive Director of the International Monetary Fund

Gabrielle Bochynek, B.A. CHRL

Principal, Human Resources and Labour Relations, The Osborne Group

Robbert-Jan Brabander, M.Sc. and B.Sc. (Economics)

Managing Director of Bells & Whistles Communications, Inc.

David A. Bratton, B.A.(Hons), M.B.A., CHRL, FCMC

Retired, former President of Bratton Consulting Inc.

R.W. (Dick) Carter, FCPA, FCA, C. Dir

(Recused until January 31, 2022)

Retired, former Chief Executive Officer of the Crown Investments

Corporation of Saskatchewan

Peter M. Irwin, B.A. (Hons.)

Retired, former Managing Director, CIBC Worlds Markets Inc.

Art Linton, JD

Barrister & Solicitor

Susan T. McGovern, B.Sc.

Vice-President, External Relations and Advancement

Ontario Tech University

Paul G. Oliver, FCPA, FCA, ICD.D.

Retired, former partner of PricewaterhouseCoopers LLP

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer, VersaBank

OFFICERS AND SENIOR MANAGEMENT

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President & Chief Executive Officer

Shawn Clarke, M.Eng., P.Eng., M.B.A.

Chief Financial Officer & Treasurer

Michael Dixon, B.Comm., M.B.A.

Senior Vice President, e-Commerce

Ross P. Duggan

Senior Vice President, Commercial Lending

Aly Lalani, B.A., M.B.A., CPA, CA

Senior Vice President

Nick Kristo, B.Comm., M.B.A.

Chief Credit Officer

Tammie Ashton, B.A., LL.B

Chief Risk Officer

Steve Creery, B.A. (Economics)

Vice President, Credit

Barbara Hale, LL.B.

Chief Anti-Money Laundering Officer

Brent T. Hodge, HBA, JD, CIPP/C

Vice President, General Counsel & Corporate Secretary,

Chief Compliance Officer

       Saad Inam, B.Comm., M.B.A.

Vice President, Credit

Joanne Johnston, B.Comm., CPA, CA, CIA

Chief Internal Auditor

Wooi Koay, B.Comm., B.Sc.

Chief Information Officer

Tel Matrundola, Hons. B.A., M.A., Ph,D.

Chief Strategist, Cybersecurity

Nancy McCutcheon, HBA, MA, CPA, CGA

Vice President, TIB Business Development

Andy Min, B.A., CPA, CA

Vice President, Finance & Corporate Accounting

Scott A. Mizzen, B.A., LL.B.

Vice President, Commercial Lending

Gurpreet Sahota, CISSP, CCSP.

Chief Architect, Cybersecurity

Jonathan F.P. Taylor, B.B.A., CHRL

Chief Human Resources Executive

David Thoms, B.A., M.B.A.

Vice President, Structured Finance

Barbara Todres, B.Comm Hons.

Vice President, Deposit Services

Terri Wilson

       Vice President, Investment & Risk Control

SOLICITORS Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	AUDITORS KPMG LLP 333 Bay Street, Suite 3300 Toronto, Ontario M5H 2S5

TRANSFER AGENT	BANK
Computershare Investor Services Inc.	Royal Bank of Canada
100 University Avenue	Main Branch, 154 1st Avenue South
Toronto, Ontario M5J 2Y1	Saskatoon, Saskatchewan S7K 1K2

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange	NASDAQ
Trading Symbol: VBNK, VBNK.PR.A	Trading Symbol: VBNK

CORPORATE OFFICES

Head Office
Suite 2002 - 140 Fullarton Street
London, Ontario N6A 5P2
Telephone: (519) 645-1919
Toll-free: (866) 979-1919
Fax: (519) 645-2060

VersaBank Innovation Centre of Excellence	Saskatoon Office
1979 Otter Place	410 - 121 Research Drive
London, Ontario N5V 0A3	Saskatoon, Saskatchewan S7N 1K2
Telephone: (519) 645-1919	Telephone: (306) 244-1868
Toll-free: (866) 979-1919	Toll-free: (800) 213-4282
Fax: (519) 645-2060	Fax: (306) 244-4649

INVESTOR RELATIONS

Toll Free Telephone: (800) 244-1509

Email: InvestorRelations@versabank.com

Web site: www.versabank.com

LodeRock Advisors

Telephone: (416) 519-4196

lawrence.chamberlain@loderockadvisors.com